Exhibit 99.51
PETROFLOW ENERGY LTD.
NOTICE TO THE HOLDERS OF COMMON SHARES
OF THE ANNUAL GENERAL MEETING
JUNE 20, 2007
Petroflow Energy Ltd. will hold its Annual General Meeting of the holders of common shares (the “Shares”) at the offices of Gowling Lafleur Henderson LLP, Suite 1400, 700 — 2nd Street S.W., Calgary, Alberta on the June 20, 2007 at 10:00 a.m. (Calgary time). The Meeting and any adjournment of the Meeting will be held for the following purposes:
1.	to present the financial statements for the fiscal year ended December 31, 2006, together with the auditors’ report thereon;

2.	to set the number of directors to be elected at five;

3.	to elect the directors for the ensuing year; and

4.	to appoint the auditors for the ensuing year and to authorize the directors to fix the auditor’s remuneration.
Only holders of record of Shares at the close of business on April 23, 2007 (the “Record Date”) are entitled to notice of and to attend the Meeting or any adjournment of the Meeting and to vote at the Meeting. If you transfer your Shares after the Record Date, the person to whom you transfer the Shares will be entitled to vote the Shares at the Meeting so long as:
•	he or she produces properly endorsed certificates evidencing the Shares or otherwise establishes that he or she owns the Shares; and

•	not later than 10 days before the Meeting, requests that his or her name be included in the list of Shareholders entitled to vote.
You may vote in person at the Meeting or any adjournment of the Meeting, or you may appoint another person who need not be a Shareholder as your representative to attend and vote in your place.
If you are unable to attend the Meeting you may date and sign the enclosed form of proxy and return it to Valiant Trust Company, Proxy Department, 310, 606 — 4th Street S.W., Calgary, Alberta, T2P 1T1. For your proxy to be effective, you must return the form of proxy to Valiant no less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or any adjournment of the Meeting. An envelope is enclosed for this purpose.
A Management Proxy Circular relating to the business to be conducted at the Meeting accompanies this Notice.

BY ORDER OF THE BOARD OF DIRECTORS
Calgary, Alberta
May 7, 2007	Per:	/signed/ “Duncan Moodie”

Duncan Moodie, Chief Financial Officer